Letter of Intent
In accordance with the application for official final plan approval dated Sept. 8, 2003, Fraport intends to realize its expansion of the Frankfurt Main airport on schedule. Ticona/Celanese intend to find compensation for the serious and unbearable impairments that they feel threaten them as a consequence.
In the interest of the long-term development of the Frankfurt airport as well as of Ticona/Celanese, the parties intend to terminate their current public and legal disputes concerning the airport expansion and — based on the following key points, which are part of a series of agreements (the final agreements), the details of which have yet to be negotiated — to come to a comprehensive agreement. Ticona intends to relocate its Kelsterbach production site to another location and is to receive the amount of €650 million from Fraport for relocating the operation including further agreed measures. Any problems that arise are to be solved by mutual agreement in a partnership-like manner.
1.	Ticona will terminate its own production and third-party operations at the Kelsterbach site facilities physically and legally by June 30, 2011 at the latest and will notify the authorities and the EU commission of this in a legally binding manner after signing the cooperation agreements. As part of concluding the final agreements, Ticona / Celanese will present a timeframe, which details the intended relocation measures and those to terminate the business activities at the Kelsterbach site by June 30, 2011.

Should Ticona/Celanese indicate by June 30, 2010 that it cannot adhere to the date specified for terminating production without interrupting its operation, Ticona / Celanese can continue its production until Dec. 31, 2011 by having its payment reduced by a penalty of €5 million per month for up to a 3-month delay and €12 million per month for an additional 3-month delay (that is, a total of €51 million for the entire second half of

2011). If the company only uses the extension through July 2011 the payment reduction will be waived for July 2011. No further extensions will be permitted.

In any case, Ticona/Celanese will eliminate the obstacles which interfere with the legally defined aircraft obstacle areas, within one month after it has terminated production. The individual obstacles to be eliminated are to be listed in the final agreements. Ticona/Celanese promises to eliminate those obstacles that can already be eliminated without impeding production. In eliminating any other obstacles to air traffic, Ticona/Celanese and Fraport will work together with the goal of eliminating them as soon as possible.

Ticona/Celanese will promptly grant all approvals necessary for third-party measures (e.g. Infraserv GmbH & Co. Höchst KG).

2.	Ticona/Celanese, incl. the group companies, will notify the responsible authorities in writing immediately after signing the final agreements that they have redressed the objections and considerations they had raised against current and future operation as well as the expansion of the Frankfurt airport based on the application for official final plan approval dated Sept. 8, 2003, which they had filed in various administrative and other processes. Any associated lawsuits filed are to be withdrawn after signing the final agreements.

After signing the LOI, the parties are to ask jointly that the courts and authorities suspend the proceedings that Ticona/ Celanese and their group companies have filed. If necessary, filing an appeal within the permitted time limit is to be excluded. Both parties will inform the authorities responsible for approving the final plan and the Darmstadt regional authorities that they have signed the LOI, so that the administrative process can be appropriately handled until conclusion of the final agreements.

3.	After the final agreements have been signed, Ticona/Celanese is to cooperate to the extent possible and to which it is impacted with the regional development plan, with the official final plan approval process and with any other reviews by responsible offices, authorities and/or courts to constructively promote the expansion of the airport as quickly as possible.

4.	Ticona / Celanese, including the group companies, is to transfer all real estate properties at the Kelsterbach site free from the rights of third-parties which would generally impair the ability to use the property for commercial purposes, as well as free from any encumbrances and financial obligations by Dec. 31, 2015 at the latest after it has removed all plant facilities. Ticona/Celanese is to bear the costs of clearing the properties. Ticona/Celanese is to commission an expert assessment of any existing ground contamination that falls under the Federal Law on Soil Protection, and if necessary, Ticona/Celanese will decontaminate the property so that it can be used for commercial purposes.

5.	Ownership of the property (parcel no. 64/25) located outside the plant site is to be transferred free of any third-party rights which could hinder the construction of the runway, as well as free of any encumbrances and financial obligations, immediately after the final agreements have been signed.

6.	Fraport AG is to pay a total sum of €650 million for the relocation of the operation including further agreed measures. Further payment obligations on the part of Fraport are excluded. Fraport is to pay a partial sum of €20 million of the total amount of €650 million on December 29, 2006, based on a special agreement that is to be concluded immediately after the LOI has been signed, so that Ticona can immediately begin its plans to relocation its operation. In the event that the final agreements are not signed, Fraport will not demand reimbursement of this amount. This agreement does not belong to the “final agreements” as understood in this LOI and will be concluded independently from these agreements.

The remainder of the amount will be paid in the following partial installments on June 30 of each year: 2008 = €200 million;

2009 = € 200 million;
2010 = €130 million;
2011 = €100 million.
The June 30, 2011 payment will then only be due on this date if Ticona/Celanese has not announced by June 30, 2010 that it will take a production extension. In case of a production extension, the payment will not be due until the termination of production, and if the payment reduction in 1. applies, it will be offset against this payment.

7.	In view of the advance service Fraport is to render, a condition for concluding the final agreements is that the parties achieve sufficient assurance for Fraport AG that any obstacles will be removed, the real estate properties transferred and the sites cleared on time.

8.	This LOI is to be signed by Fraport AG subject to approval of its Supervisory Board. It does not obligate the parties to conclude the final agreements. The parties are to negotiate the final agreements and to find a mutually agreed process schedule that will promote a decision by their respective decision-making bodies, including the Board of Directors of Celanese Corporation.

In accordance with § 119, para. 2 of the German Stock Corporation Act, The Fraport AG Board of Management intends to present the conclusion of the final agreements to the Fraport AG general meeting planned for May 30, 2007 for approval, and only to sign these agreements based on a resolution by its general meeting, in compliance with the law. The parties thus intend to follow this process as detailed: A notarized document is to be drawn up well before the Fraport AG general meeting is called for May 30, 2007; in this document, Ticona/Celanese will make an offer to Fraport AG to conclude the yet to be negotiated agreements irrevocably and for a limited time period until August 15, 2007, and to attach drafts of the agreements to the document. In this document, Fraport AG will agree to take the necessary steps to prepare and hold a general meeting, in which a resolution is to be adopted to approve the agreements and to commission the board to sign the final agreements. Moreover, the Fraport AG board agrees in this document to accept the offer of Ticona/Celanese to conclude the final agreements by August 15, 2007 at the latest, as long as during the legally required review of the agreement, which may involve external legal consultants, it concludes that the resolution adopted by the general meeting complies with the law and that the board is thus obligated to execute the resolution.

If the annual meeting does not approve the agreement, mutual claims of any nature whether based on the LOI or relating to the final agreements the parties aim to conclude are excluded. The same also applies if the Ticona/Celanese offer to conclude the final agreements is not accepted by August 15, 2007 at the latest because the Fraport AG board has concluded that the resolution adopted by the general meeting either does not comply with the law or the board is not obligated to execute it after the legally required review of the matter.

Fraport AG is to bear the costs for notarizing the document containing the Ticona/Celanese offer and the notarization of the Fraport AG acceptance of the offer.

A precondition for conclusion of the final agreements is that Ticona/Celanese can receive the amount agreed upon herein as basically tax-neutral. Ticona/Celanese has already conducted its own preliminary review of the matter with positive results and will aim to get corresponding legally binding information from the tax authorities on the matter without delay. Fraport will not assume any tax burdens levied on Ticona/Celanese.

9.	The parties agree that Fraport is to found an employee transfer company for those Ticona employees at the Kelsterbach site that cannot be further employed by Ticona. The region of Hesse is to participate in the employee transfer company. The aim of this company is for those employees to become employees of the Fraport Group. No employees are to be denied this opportunity to have their employment transferred unless personal reasons relating to labor law exist.

10.	To avoid any legal risks, Ticona/Celanese agrees to ensure that neither the company itself nor Celanese Corporation nor any company controlled by the company holds any shares, either directly or indirectly, in Fraport AG from today’s date until the final agreements have been fully concluded or the date the negotiations on the final agreements have been terminated.

11.	Each party will keep all information received from the respective other party in connection with this LOI confidential. Each party will distribute such information to third parties only after the prior written consent of the respective other party, and only for agreed purposes.
Frankfurt/Main, November 29, 2006
Celanese AG            Ticona GmbH            Fraport AG